North American Palladium Ltd.

Condensed Interim Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

(unaudited)

	Notes	March 31 2013	December 31 2012
ASSETS
Current Assets
Cash and cash equivalents		$23,493	$20,168
Accounts receivable	5	58,030	53,922
Inventories	6	16,844	15,388
Other assets	7	9,361	8,448
Assets of disposal group classified as held for sale	4	—	29,814

Total Current Assets		107,728	127,740

Non-current Assets
Mining interests	8	374,155	343,492

Total Non-current Assets		374,155	343,492

Total Assets		$481,883	$471,232

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	10	$60,063	$58,474
Credit facility	5	37,870	15,089
Current portion of obligations under finance leases	11	2,834	3,717
Provisions	12	—	1,000
Taxes payable		874	874
Current derivative liability	13	4,902	3,952
Liabilities of disposal group classified as held for sale	4	—	12,071

Total Current Liabilities		106,543	95,177

Non-current Liabilities
Income taxes payable		2,352	2,352
Asset retirement obligations	9	15,330	15,214
Obligations under finance leases	11	9,724	9,956
Long-term debt	13	102,517	101,633

Total Non-current Liabilities		129,923	129,155

Shareholders’ Equity
Common share capital	14	777,884	776,632
Stock options and related surplus		9,238	9,125
Equity component of convertible debentures, net of issue costs	13	6,931	6,931
Contributed surplus		8,873	8,873
Deficit		(557,509)	(554,661)

Total Shareholders’ Equity		245,417	246,900

Total Liabilities and Shareholders’ Equity		$481,883	$471,232

Nature of operations and going concern – Note 1

Commitments and contingencies – Notes 16 and 18

See accompanying notes to the consolidated financial statements

FIRST QUARTER REPORT 2013
1

North American Palladium Ltd.

Condensed Interim Consolidated Statements of Operations and

Comprehensive Loss

(expressed in thousands of Canadian dollars, except share and per share amounts)

(unaudited)

		Three months ended March 31
	Notes	2013	2012
Revenue	17	$47,090	$41,580

Mining operating expenses
Production costs		28,941	25,394
Smelting, refining and freight costs		3,802	2,975
Royalty expense		2,509	1,594
Depreciation and amortization		6,085	3,792
Loss on disposal of equipment		629	—

Total mining operating expenses		41,966	33,755

Income from mining operations		5,124	7,825

Other expenses
Exploration		4,840	3,184
General and administration		2,913	3,303
Other income		(303)	(83)
Interest expense and other costs		2,209	1,055
Foreign exchange loss		822	219

Total other expenses		10,481	7,678

(Loss) income from continuing operations before taxes		(5,357)	147
Income and mining tax expense		—	—

(Loss) income and comprehensive (loss) income from continuing operations for the period		$(5,357)	$147
Income (loss) and comprehensive income (loss) from discontinued operations for the period	4	2,509	(1,075)

Loss and comprehensive loss for the period		$(2,848)	$(928)

Loss per share
Basic and diluted	14(d)	$(0.02)	$(0.01)

(Loss) income from continuing operations per share
Basic and diluted		$(0.03)	$0.00

Income (loss) from discontinued operations per share
Basic and diluted		$0.01	$(0.01)

Weighted average number of shares outstanding
Basic and diluted	14(d)	177,450,837	162,924,838

See accompanying notes to the consolidated financial statements

FIRST QUARTER REPORT 2013
2

North American Palladium Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

(unaudited)

		Three months ended March 31
	Notes	2013	2012
Cash provided by (used in)
Operations
Net (loss) income from continuing operations for the period		$(5,357)	$147
Operating items not involving cash
Depreciation and amortization		6,085	3,792
Accretion expense		954	540
Deferred income and mining tax recovery		—	1,098
Share-based compensation and employee benefits	14(f)	413	755
Other		936	330

		3,031	6,662
Changes in non-cash working capital	19	134	983

		3,165	7,645

Financing Activities
Credit facility	5	23,000	11,239
Repayment of obligations under finance leases	11	(1,315)	(1,446)
Interest paid		(4,589)	(3,592)

		17,096	6,201

Investing Activities
Additions to mining interests (net)		(38,068)	(37,210)
Proceeds on disposal of mining interests (net)		990	79

		(37,078)	(37,131)

Decrease in cash from continuing operations		(16,817)	(23,285)
Net change in cash attributable to discontinued operations	4	20,142	(8,955)

Increase (decrease) in cash and cash equivalents		3,325	(32,240)
Cash and cash equivalents, beginning of period		20,168	50,935

Cash and cash equivalents, end of period		$23,493	$18,695

See accompanying notes to the consolidated financial statements

FIRST QUARTER REPORT 2013
3

North American Palladium Ltd.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of Canadian dollars, except share amounts)

(unaudited)

	Notes	Number of shares	Capital stock	Stock options	Equity component of convertible debentures	Contributed surplus	Deficit	Total shareholders’ equity
Balance, January 1, 2012	14	162,851,432	$740,888	$7,859	$—	$8,873	$(488,624)	$268,996

Stock based compensation:
Stock-based compensation expense	14(b)	109,507	283	540	—	—	—	823

Net loss and comprehensive loss for the period ended March 31, 2012		—	—	—	—	—	(928)	(928)

Balance, March 31, 2012		162,960,939	$741,171	$8,399	$—	$8,873	$(489,552)	$268,891

Balance, January 1, 2013	14	177,127,833	$776,632	$9,125	$6,931	$8,873	$(554,661)	$246,900
Common shares issued:
Settlement of obligation relating to production targets	12	709,220	1,000	—	—	—	—	1,000
Transaction costs related to previous issuances of common and flow-through shares		—	(52)	—	—	—	—	(52)
Stock based compensation:
Stock-based compensation expense	14(b)	245,351	304	113	—	—	—	417

Net loss and comprehensive loss for the period ended March 31, 2013		—	—	—	—	—	(2,848)	(2,848)

Balance, March 31, 2013		178,082,404	$777,884	$9,238	$6,931	$8,873	$(557,509)	$245,417

See accompanying notes to the consolidated financial statements

FIRST QUARTER REPORT 2013
4

North American Palladium Ltd.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts and metal prices)

1.	NATURE OF OPERATIONS AND GOING CONCERN

North American Palladium Ltd. (“NAP”) is domiciled in Canada and was incorporated on September 12, 1991 under the Canadian Business Corporations Act. The Company’s 100%-owned subsidiary is Lac des Iles Mines Ltd. (“LDI”).

NAP’s flagship operation is the LDI palladium mine, located northwest of Thunder Bay, Ontario, which started producing palladium in 1993. The Company is currently expanding the LDI mine to transition from mining via ramp access to mining via shaft while utilizing bulk mining methods.

The Company is incurring additional exploration expenditures on other palladium opportunities at LDI, including the Sheriff Zone.

The Company also owned NAP Quebec Mines Ltd. (“NAP Quebec”), consisting of the Vezza gold mine and Sleeping Giant mill located north of Val D’or, Quebec. The Company’s other Québec-based properties consisted of Discovery, Flordin, Cameron Shear, Florence, Laflamme, Dormex and Harricana.

At December 31, 2012, the Company was committed to a plan to market and sell its gold division assets (“Disposal Group”) through the sale of the shares of its wholly-owned subsidiary NAP Quebec.

On March 22, 2013, the Company completed the sale of NAP Quebec resulting in the disposition of all Gold Division assets.

The condensed interim consolidated financial statements for the Company as at March 31, 2013 and for the three month period ended March 31, 2013, include the Company and its subsidiary LDI (collectively referred to as the “Company”).

These condensed interim consolidated financial statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. As at March 31, 2013, the Company had a cash balance of $23.5 million and a working capital surplus of approximately $1.2 million. The Company’s credit facility (note 5), which was fully drawn on March 31, 2013, expires in July 2013. The Company’s anticipated operating cash flows and existing cash resources are not expected to be sufficient to fund capital expenditures relating to the shaft construction anticipated for the remainder of 2013 and as a result the Company will need to renew its credit facility and access the debt and equity markets to fund these expenditures. While the Company is pursuing various financing alternatives and believes the debt and equity markets are currently available to finance its funding requirements, the certainty of completing a financing cannot be assured at this time. Accordingly, these conditions have resulted in a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include adjustments to the carrying values and classifications of recorded assets and liabilities and related revenues and expenses that might be necessary should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of these financial statements, including IAS 34, Interim Financial Reporting.

FIRST QUARTER REPORT 2013
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North American Palladium Ltd.

These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

Basis of Measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis, except for the following items in the condensed interim consolidated balance sheet:

(i)	Accounts receivable and related derivative instruments are measured at fair value.

(ii)	Financial instruments at fair value through profit or loss are measured at fair value.

(iii)	Liabilities for cash-settled share-based payment arrangements are measured at fair value.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies disclosed in the Company’s annual financial statements for the year ended December 31, 2012 have been applied consistently by all Company entities for all periods presented in these condensed interim consolidated financial statements, unless otherwise indicated.

Adoption of New Accounting Standards

The following new accounting standards have been adopted by the Company.

IAS 1 Presentation of Financial Statements

This standard is amended to change the disclosure of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The amendment is effective for reporting years beginning on or after July 1, 2012. This amendment did not impact the condensed interim consolidated financial statements of the Company.

IAS 19 Employee Benefits

The standard is amended to reflect significant changes to recognition and measurement of defined benefit pension expense and termination benefits, and provides expanded disclosure requirements. The amendment is effective for annual periods beginning on or after January 1, 2013. This amendment did not impact the condensed interim consolidated financial statements of the Company.

Scope of a Reporting Entity

The following IFRS standards are introduced and IAS standards amended accordingly, effective for reporting years beginning on or after January 1, 2013. These standards and amendments did not impact the Company’s condensed interim consolidated financial statements:

IFRS 10 Consolidated Financial Statements

This standard replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control under IFRS so that the same criteria are applied to all entities to determine control.

IFRS 11 Joint Arrangements

This standard replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

FIRST QUARTER REPORT 2013
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North American Palladium Ltd.

IFRS 12 Disclosures of Interests in Other Entities

This standard sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.

IAS 27 Consolidated and Separate Financial Statements

This standard is renamed “Separate Financial Statements” and deals solely with separate financial statements, the guidance for which remains unchanged.

IFRS 13 Fair Value Measurement

The new standard provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. The standard is effective for reporting years beginning on or after January 1, 2013. Disclosures required under IFRS 13 for condensed interim consolidated financial statements have been included in note 15.

IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

On October 20, 2011, the IASB issued a new interpretation, IFRIC 20, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current ‘stripping activity asset’. The standard also provides guidance for the depreciation or amortization and impairment of such assets.

IFRIC 20 is effective for reporting years beginning on or after January 1, 2013. The adoption of this standard did not have any impact on the condensed interim consolidated financial statements of the Company.

New standards and interpretations not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective or have otherwise not yet been adopted by the Company. The Company is evaluating the impact, if any, adoption of the standards will have on the disclosures in the Company’s condensed interim consolidated financial statements:

IFRS 9 Financial Instruments: Classification and Measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is at fair value through profit or loss. An update to IFRS 9 includes guidance on financial liabilities and derecognition of financial instruments. This standard and the related update are effective for years beginning on or after January 1, 2015.

IAS 32 Financial Instruments: Presentation

This standard is amended to clarify requirements for offsetting of financial assets and financial liabilities. The amendment is effective for annual periods beginning on or after January 1, 2014.

4.	DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

On March 22, 2013, the Company divested of its interest in its gold division through the disposal of all of the shares of its wholly-owned subsidiary, NAP Quebec. At December 31, 2012, management was committed to a plan to sell the gold division and an active program to locate a buyer and complete the plan had been initiated. As a result, the Company has presented the consolidated financial statements to segregate the gold division as discontinued operations and related financial assets and liabilities held for sale from those balances relating to the Company’s continuing operations as at December 31, 2012 and for the period to March 22, 2013.

FIRST QUARTER REPORT 2013
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North American Palladium Ltd.

Assets and liabilities held for sale

The carrying values of the major classes of assets and liabilities included as part of NAP Quebec on the consolidated balance sheet were reclassified as assets and liabilities of a disposal group classified as held for sale. As at the disposal date of March 22, 2013 and December 31, 2012 the balances reported consisted of the following:

	At March 22 2013	At December 31 2012
Assets of a disposal group classified as held for sale
Cash and cash equivalents	$1,084	$553
Taxes receivable	5,028	4,522
Inventories	4,007	7,257
Other current assets	1,685	770
Mining Interests	20,563	16,712

	$32,367	$29,814

Liabilities of a disposal group classified as held for sale
Accounts payable and accrued liabilities	$7,005	$5,908
Obligations under finance leases	341	58
Asset retirement obligation	6,154	6,105

	$13,500	$12,071

Proceeds on disposal, net
Cash	$18,000	$—
Equity-settled – note 7[1]	1,410	—
Receivable inventory amounts – note 7	1,801	—
Transaction costs related to sale	(815)	—

	$20,396	$—

Gain on disposal of gold division	$1,529	$—

[1]	Maudore Minerals Ltd. provided 1.5 million of its common shares (“MAO” on the TSXV) as consideration towards the purchase price. These shares are subject to a 4 month hold period.

In addition to the recognized proceeds, the sale agreement also includes a provision for future settlement of amounts relating to gold contained in the liners at the Sleeping Giant mill. The valuation of the settlement amount is contingent upon future determination of gold content, pricing, and foreign exchange at the time the liners are changed. As a result, neither the contingent asset nor any estimate of income related to this contract provision has been reflected in the condensed interim consolidated financial statements. However, in the event that the liners have not been changed within one year of the sale date, the parties have agreed upon a preliminary settlement advance of $1.0 million until such time as the cleaning is completed and a valuation is readily determinable.

Gold assets impairment charge

At December 31, 2012, the Company tested the gold division for impairment using the fair value of the expected purchase consideration less cost to sell as the recoverable amount. In performing the impairment test, the Company concluded that the recoverable amount of the gold division was lower than the carrying value. As a result, the Company recognized an impairment loss of $56.0 million for the year ended December 31, 2012.

FIRST QUARTER REPORT 2013
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North American Palladium Ltd.

Net income from discontinued operations

Income and comprehensive income related to NAP Quebec have been segregated from continuing operations. Income (loss) from discontinued operations consists of the following:

	Three months ended March 31
	2013	2012
Revenue	$225	$3,002

Mining operating expenses
Production costs (recovery)	(292)	2,157
Smelting, refining and freight costs	—	3
Depreciation and amortization	10	144
Gain on disposal of equipment	—	(79)
Gold mine closure, care and maintenance costs	—	1,077

Total mining operating expenses (recovery)	(282)	3,302

Income (loss) from mining operations	507	(300)

Other expenses
Exploration	151	819
General and administration	(34)	26
Other income	(18)	(19)
Interest expense and other costs	24	28

Total other expenses	123	854

Income (loss) before taxes	384	(1,154)
Income and mining tax recovery	596	79

Income (loss) and comprehensive income (loss) for the period before disposal	$980	$(1,075)
Gain on disposal of gold division	1,529	—

Income (loss) and comprehensive income (loss) for the period	$2,509	$(1,075)

Cash flows from discontinued operations

Cash flows related to NAP Quebec have been segregated from continuing operations. Net cash flows provided by (used in) discontinued operations consist of the following:

	Three months ended March 31
	2013	2012
Cash flow provided by (used in):
Operations	$6,133	$(2,966)
Financing	301	267
Investing	14,239	(7,714)

Net cash provided by (used in) discontinued operations	$20,673	$(10,413)
Opening cash held by discontinued operations	553	71
Closing cash held by discontinued operations	(1,084)	1,387

Net change in cash attributable to discontinued operations	$20,142	$(8,955)

FIRST QUARTER REPORT 2013
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North American Palladium Ltd.

5.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	At March 31 2013	At December 31 2012
Accounts receivable	$58,030	$53,922

Accounts receivable represents the value of all platinum group metals (“PGMs”), gold and certain base metals contained in LDI’s concentrate shipped for smelting and refining, using the March 31, 2013 forward metal prices for the month of final settlement, and for which significant risks and rewards have transferred to third parties.

All of the accounts receivable are due from two customers at March 31, 2013 (December 31, 2012 – two customers). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully collected. The Company is not economically dependent on its customers, refer to note 17.

Accounts receivable have been pledged as security against a one-year US$60.0 million credit facility with a Canadian chartered bank, which is to be used for working capital liquidity and general corporate purposes. Under the credit facility, as of March 31, 2013, the Company utilized US$17.0 million for letters of credit, primarily for reclamation deposits and has drawn down US$37.3 million, of which US$22.1 million ($23.0 million) was drawn down during the period ended March 31, 2013. As of the date of the condensed interim consolidated financial statements, the credit facility is due July 5, 2013.

6.	INVENTORIES

Inventories consist of the following:

	At March 31 2013	At December 31 2012
Supplies[1]	$10,730	$10,633
Gold inventory[1,2]	2,046	—
Concentrate inventory	1,002	1,587
Crushed and broken ore stockpiles[1,3]	3,066	3,168

Total	$16,844	$15,388

[1]	For 2012, gold and supplies inventory relating to discontinued operations amounting to $7,257 has been reclassified as held for sale. Refer to note 4.
[2]	Gold inventory is comprised of gold-silver doré bars on hand at the refiner produced by NAP Quebec but not sold at March 31, 2013.
[3]

Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. The amount of ore stockpiles that is not expected to be processed within one year, if any, is shown as a long-term asset.

All inventory amounts are carried at cost for the periods presented with the exception of gold inventories which are written down to net realizable value.

Supplies inventory of $8,045 (March 31, 2012 - $7,595) were recognized as an expense during the quarter ended March 31, 2013.

FIRST QUARTER REPORT 2013
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North American Palladium Ltd.

7.	OTHER ASSETS

Other assets consist of the following:

	At March 31 2013	At December 31 2012
Prepaids	$1,063	$1,375
Sales taxes receivable	4,681	7,065
Investments[1]	1,410	—
Other[2]	2,207	8

	$9,361	$8,448

[1]

On March 22, 2013, the company sold its investment in NAP Quebec. A portion of the proceeds on the sale was equity-settled by the purchaser. Refer to note 4. For investments in shares of unrelated publicly listed companies, for which such holdings do not constitute a significant influence, the Company has elected to classify the investments as held-for-trading for accounting purposes. Such investments are stated at fair value through profit or loss based on the closing market price of the investee’s common stock on the last trading day on or before the Company’s reporting date. Any gain or loss in the value of the investments is recognized in the condensed interim consolidated statements of operations, comprehensive loss and deficit. The fair value of the investments at initial recognition and at March 31, 2013 was $1,410.

[2]	The balance includes $1,801 receivable for inventory amounts related to the disposal of discontinued operations. Refer to note 4.

8.	MINING INTERESTS

Mining interests are comprised of the following:

	Plant and equipment	Underground mine development[1]	Equipment under finance lease[2]	Mining leases and claims, royalty interest, and development	Total
Carrying amounts
As at December 31, 2012	$37,322	$278,883	$15,568	$11,719	$343,492
As at March 31, 2013	$44,887	$303,867	$13,958	$11,443	$374,155

[1]	For the quarter ended March 31, 2013, $2,326 (year ended December 31, 2012 - $7,999) of interest costs on long-term debt was capitalized to mining interests.
[2]

In 2012, the Company established a $15.0 million lease facility to fund equipment for the LDI mine expansion. The Company entered into this leasing arrangement by way of a sale-leaseback as the equipment had been previously purchased. As the equipment had a net book value of $10.5 million, the net amount of $0.8 million has been included in Obligations under finance leases, to be amortized over the 5 year lease term as a credit to Depreciation and amortization. Refer to note 11.

Asset restrictions and contractual commitments

The Company’s assets are subject to certain restrictions on title and property, plant and equipment. Certain assets are pledged as security for credit agreement arrangements and senior secured lenders.

FIRST QUARTER REPORT 2013
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North American Palladium Ltd.

9.	ASSET RETIREMENT OBLIGATIONS AND RECLAMATION DEPOSITS

At March 31, 2013, the changes in asset retirement and the related mine restoration deposit are as follows:

At March 31 2013
Asset retirement obligation, beginning of period – continuing operations	$15,214
Change in discount rate	54
Accretion expense	62

Asset retirement obligation, end of period – continuing operations	$15,330

Property	Expected timing of cash flows	Asset retirement obligation	Mine closure plan requirement	Letter of credit outstanding	Undiscounted asset retirement obligation
Continuing Operations:
LDI mine[1]	2020	$15,330	$14,055	$14,055	$17,380

[1]	Including a letter of credit for Shebandown West project, the total letters of credit outstanding are $14.4 million.

The key assumptions applied for determination of the ARO obligation are as follows:

	At March 31 2013	At December 31 2012
Continuing Operations:
Inflation	2.00	2.00
Market risk	5.00	5.00
Discount rate	1.60	1.63

The asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of:

	At March 31 2013	At December 31 2012
Accounts payable and accrued liabilities	$57,190	$55,238
Unrealized loss on financial contracts[1]	2,873	3,236

Accounts payable and accrued liabilities	$60,063	$58,474

[1]

As at March 31, 2013, a total of 28,100 ounces of past palladium production delivered and sold to a smelter, was priced using forward prices for the month of final settlement at an average price of US$678 per ounce (December 31, 2012 – 55,000 ounces at an average price of US$640 per ounce).

11.	LEASES

At the respective reporting dates, the Company was party to the following lease arrangements:

FINANCE LEASES (OBLIGATIONS UNDER FINANCE LEASES)

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. The leased equipment secures the lease obligations. The net carrying amount of leased plant and equipment at each reporting date is summarized in Note 8 under the category of equipment under finance leases.

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North American Palladium Ltd.

The following is a schedule of future minimum lease payments under finance leases together with the present value of the net minimum lease payments at each reporting date:

	March 31, 2013			December 31, 2012
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$3,432	$598	$2,834	$4,374	$657	$3,717
Between one and five years	10,664	940	9,724	10,963	1,007	9,956

	$14,096	$1,538	$12,558	$15,337	$1,664	$13,673
Less current portion			2,834			3,717

			$9,724			$9,956

OPERATING LEASES

The Company, from time to time, enters into leasing arrangements for production and other equipment under a number of operating leases. These leases are generally short-term in nature and subject to cancellation clauses. The Company periodically reviews the nature of these leases to identify if there have been any significant changes to the terms and use of the items under operating lease which would require reclassification as a finance lease. Such changes are considered to indicate a renewal of the lease terms and the reclassification is applied prospectively from the date the revised lease terms become effective.

The following schedule provides the future minimum lease payments under non-cancellable operating leases outstanding at each of the reporting dates:

	At March 31 2013	At December 31 2012
Less than one year	$2,558	$2,761
Between one and five years	3,164	3,960
More than five years	—	—

	$5,722	$6,721

The total minimum lease payments recognized in expense during each of the stated three month periods ending are as follows:

	March 31 2013	March 31 2012
Minimum lease payments expensed	$387	$248

12.	PROVISIONS

In conjunction with the acquisition of Cadiscor Resources Inc. in 2009 (renamed NAP Quebec), the Company assumed an obligation in the amount of $1.0 million, payable in cash or by the issuance of common shares of the Company, upon achieving a specified production target of 300,000 milled tonnes of ore at its Sleeping Giant mill. Based on production results, the Company achieved the production target in the last quarter of 2012 with settlement occurring on March 8, 2013 through the issuance of 709,220 common shares of the Company.

FIRST QUARTER REPORT 2013
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North American Palladium Ltd.

13.	LONG-TERM DEBT

Long-term debt is comprised of the following as at each reporting date:

	At March 31 2013	At December 31 2012
Senior secured notes	$67,755	$67,211
Convertible debentures	34,762	34,422

	$102,517	$101,633

Senior secured notes

The embedded derivatives relating to the debt financing are recorded at fair value through profit or loss at each reporting date. At March 31, 2013 and December 31, 2012, the warrants and related options were valued using a binomial model which included the following key assumptions:

	March 31 2013	December 31 2012
Market price of palladium	$764	$699
Strike price	$620	$620
Volatility[1]	29%	30%
Risk free rate	1.00%	1.14%
Expected life (in years)	1.51	1.76

[1]	Expected volatility is estimated by considering historic average palladium price volatility based on the remaining life of the warrants.

The value of the derivative liability is $4.9 million at March 31, 2013 ($4.0 million – December 31, 2012).

Convertible Debentures

On July 31, 2012, the Company completed an offering of 43,000 convertible unsecured subordinated debentures of the Company at a price of $1,000 per debenture, for total gross proceeds of $43.0 million ($40.8 million net proceeds). The debentures mature on September 30, 2017 and bear interest at a rate of 6.15% per year, payable semi-annually. At the option of the holder, the debentures may be converted into common shares of the Company at any time prior to maturity at a conversion price of $2.90 per common share.

14.	SHAREHOLDERS’ EQUITY

(a)	Authorized and Issued Capital Stock

The authorized capital stock of the Company consists of an unlimited number of common shares.

(b)	Group Registered Retirement Savings Plan

The Company has a group registered retirement savings plan (“RRSP Plan”), in which eligible employees can participate at their option. The Company is required to make contributions on a quarterly basis equivalent to 3% of eligible employees’ base compensation and up to an additional 2% matching, per employee per annum, made either in cash or treasury shares of the Company. The maximum number of common shares available for grant shall not exceed 10% of the issued and outstanding common shares of the Company, including issuances under the Corporate Stock Option Plan and other securities-based compensation plans. If the matching contribution is made in treasury shares, the price per share issued is the 5-day volume weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) preceding the end of the quarter. During the quarter ended March 31, 2013, the Company contributed 245,351 shares with a fair value of $304 (2012 – 109,507 shares with a fair value of $283).

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North American Palladium Ltd.

(c)	Corporate Stock Option Plan

The maximum number of common shares available for grant shall not exceed 10% of the issued and outstanding common shares of the Company, including the issuance under the RRSP Plan and other securities-based compensation plans. As at March 31, 2013, 6,080,801 options (December 31, 2012 – 5,291,051 options) were available to be granted under the Plan.

The following summary sets out the activity in outstanding common share purchase options:

	March 31, 2013		December 31, 2012
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,207,249	$3.68	3,644,583	$4.43
Granted	—	—	1,772,000	$2.82
Cancelled	(765,000)	$3.75	(720,000)	$4.34
Expired	(24,750)	$1.85	(489,334)	$5.14

Outstanding, end of period	3,417,499	$3.68	4,207,249	$3.68

Options exercisable at end of period	2,332,511	$3.72	2,335,591	$3.88

No options were exercised during the quarter ended March 31, 2013 or during the quarter ended March 31, 2012.

The following table summarizes information about the Company’s stock options outstanding at March 31, 2013:

Exercise price range	Average remaining contractual life (years)	Options Outstanding at March 31, 2013	Options Exercisable at March 31, 2013
$ 1.65-2.50	3.52	1,198,333	750,000
$ 2.51-3.00	3.80	821,667	385,006
$ 3.01-6.00	4.53	634,999	565,001
$ 6.01-8.87	4.04	762,500	632,504

	3.95	3,417,499	2,332,511

(d)	Reconciliation of the diluted number of shares outstanding – continuing operations:

For the quarters ended March 31, 2013 and March 31, 2012, the effect of stock options, convertible debentures, and the potential conversion of outstanding palladium warrants have not been included in the determination of diluted loss per share because to do so would be anti-dilutive. The maximum adjustment to the weighted average number of shares outstanding at March 31, 2013 from such anti-dilutive exercise or conversion was 22,594,222 shares.

On July 31, 2012, the Company completed an offering of convertible debentures. The calculation of the weighted average number of shares outstanding and the net profit or net loss to common shareholders will be impacted in future periods upon the assumed conversion of the convertible debentures. Refer to note 13.

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North American Palladium Ltd.

(e)	Other Stock-Based Compensation – Restricted Share Unit Plan

The Company has a Restricted Share Unit Plan (“RSU Plan”) under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The RSU Plan is administered by the Board of Directors, who determine after considering recommendations made by the Compensation Committee, the number and timing of restricted share units to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability based on the fair values of RSU’s for each vesting period determined using the Black-Scholes model.

As at March 31, 2013, 489,486 (December 31, 2012 – 237,871) restricted share units had been granted and were outstanding at an aggregate value of $478 (December 31, 2012 – $253).

(f)	Summary of Share-based compensation and employee benefits

The following table details the components of share-based compensation expense relating to continuing operations:

	Three months ended March 31
	2013	2012
Registered retirement savings plan	$266	$226
Common share stock options	147	515
Restricted share units	225	205

	$638	$946

15.	FINANCIAL INSTRUMENTS

Fair Values

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, sales taxes receivable (included in other assets), accounts payable and accrued liabilities, current derivative liabilities, obligations under finance leases and long-term debt.

Cash and cash equivalents are stated at fair value. The carrying value of other assets, and trade accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments.

The fair value of the obligations under finance leases approximate their carrying value due to the interest rate implicit in the leases approximating interest rates available at this time for similar lease terms. The fair value of RSUs, which are included in accounts payable and accrued liabilities, are determined as described in note 14(e).

Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Company entity and counterparty when appropriate.

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North American Palladium Ltd.

The Company enters into financial contracts to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar for past production already sold. For substantially all of the palladium delivered to the customers under the smelter agreements, the quantities and timing of settlement specified in the financial contracts matches final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue.

The fair value of the derivative liability relating to the 2011 long term debt issuance primarily relates to the value of palladium warrants and related conversion options. These derivative instruments are valued using a binomial model.

Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

The fair values of the non-derivative financial liabilities as of March 31, 2013 are senior secured notes ($70.0 million), convertible debentures ($43.0 million) and finance leases ($12.5 million).

Fair Value Hierarchy

The table below details the assets and liabilities measured at fair value at March 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Financial assets
Cash and cash equivalents	$23,493	$—	$—	$23,493
Accounts receivable (note 5)	—	58,030	—	58,030
Financial liabilities
RSU liabilities* (note 14(e))	—	(478)	—	(478)
Fair value of financial contracts* (note 10)	—	(2,873)	—	(2,873)
Fair value of current derivative liability	—	(4,902)	—	(4,902)

Net carrying value	$23,493	$49,777	$—	$73,270

*

As detailed in note 10, the liability relating to the mark-to-market on financial contracts is included in the carrying value of accounts payable and accrued liabilities on the balance sheet. RSU liabilities are measured at fair value based on the Black-Scholes valuation model at each reporting date and are included in the balance of accounts payable and accrued liabilities.

16.	COMMITMENTS

(a)	Sheridan Platinum Group of Companies (“SPG”) Commitment

The Company is required to pay a 5% net smelter royalty to SPG from mining operations at the Lac des Iles mine. This obligation is recorded as royalty expense.

(b)	Operating Leases and Other Purchase Obligations

As at March 31, 2013, the Company had outstanding operating lease commitments and other purchase obligations of $5.7 million and $74.3 million, respectively (December 31, 2012 – $6.7 million and $84.9 million, respectively) all of which had maturities of less than five years.

(c)	Letters of Credit

As at March 31, 2013 and December 31, 2012, the Company had outstanding letters of credit of $17.3 million, consisting of $16.3 million for various mine closure deposits and $1.0 million for a regulated energy supplier.

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North American Palladium Ltd.

17.	REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2013
Three months ended March 31
Revenue – before pricing adjustments	$45,550	$30,128	$4,734	$4,992	$3,087	$2,564	$45
Pricing adjustments:
Commodities	1,370	1,273	238	(29)	(28)	(84)	—
Foreign exchange	170	(187)	170	106	35	46	—

Revenue – after pricing adjustments	$47,090	$31,214	$5,142	$5,069	$3,094	$2,526	$45

2012
Three months ended March 31
Revenue – before pricing adjustments	$40,687	$26,581	$4,039	$4,378	$3,208	$2,294	$187
Pricing adjustments:
Commodities	2,266	687	1,054	437	(166)	231	23
Foreign exchange	(1,373)	(868)	(177)	(172)	(86)	(65)	(5)

Revenue – after pricing adjustments	$41,580	$26,400	$4,916	$4,643	$2,956	$2,460	$205

During the first quarter of 2013, the Company delivered all of its concentrate to two customers under the terms of the respective agreements (2012 – one customer).

Although the Company sells its bulk concentrate to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s concentrate.

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North American Palladium Ltd.

18.	CONTINGENCIES

From time to time, the Company is involved in litigation, investigations, or proceedings related to claims arising in the ordinary course of business. The Company considers its provisions for outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2013 cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the condensed interim consolidated financial statements are as follows:

(a)	B.R. Davidson Claim

In 2000, LDI and B.R. Davidson Mining & Development Ltd. (“Davidson”) entered into a construction contract whereby Davidson agreed to construct an expanded tailings management facility at the LDI Mine. LDI declared Davidson to be in default of the contract on February 2, 2001 and made a demand under a performance bond issued by AXA Pacific Insurance Company (“AXA”). Davidson was the principal named in the bond and the indemnitors were Davidson, Atikokan Ready Mix Ltd., Blaine R. Davidson, Bruce R. Davidson and Marlene Davidson. AXA commenced an action against the indemnitors. All of the indemnitors other than Marlene Davidson commenced a third party action against LDI, LDI’s engineers and LDI’s bond broker. The third party action is for $10.9 million in the event that the construction contract is enforced or approximately $3 million in the event the construction contract is not enforced plus other damage claims for between $10 and $15 million plus costs and interest. LDI has a counterclaim against Davidson for $10.7 million in liquidated damages for breach of contract. LDI has approximately $2.6 million in principal and interest judgments against Davidson related to subtrade liens. A pre-trial was held in January 2013 and the matter has now been set down for trial starting in October 2014. At this stage, it is not possible for the Company to estimate the outcome of the third party action and counterclaim and accordingly the Company has not recorded any provisions related to this action these condensed interim consolidated financial statements at March 31, 2013.

(b)	Class Action

In 2011, the Company became aware that a statement of claim had been filed with the Ontario Superior Court of Justice against the Company and two of its officers regarding a potential class action lawsuit. The statement of claim sought permission of the court to commence a class action proceeding for alleged misrepresentations in the Company’s public disclosure. In 2012, a fresh Statement of Claim was filed increasing the amount of the claim to $100 million. In December 2012, the plaintiffs filed a motion of record for certification and for leave. The Company has retained legal counsel and intends to vigorously defend the potential claim. At this stage, it is not possible for the Company to estimate the outcome of the potential action and accordingly, the Company has not recorded any associated provisions in these condensed interim consolidated financial statements at March 31, 2013.

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North American Palladium Ltd.

19.	OTHER DISCLOSURES

Statement of Cash flows

The net changes in non-cash working capital balances related to continuing operations are as follows:

	Three months ended March 31
	2013	2012
Cash provided by (used in):
Accounts receivable	$(4,108)	$(6,258)
Inventories	(1,152)	(2,006)
Other assets	497	3,199
Accounts payable and accrued liabilities	3,947	7,232
Other financial liabilities	950	—
Taxes payable	—	(1,184)

	$134	$983

Non-cash transactions that are not reflected in the condensed consolidated interim statements of cash flows are as follows:

	Three months ended March 31
	2013	2012
Non-cash working capital:
Other assets (investment in shares and receivable inventory amounts)	$(3,211)	$—
Provisions	(1,000)	—

Financing:
Shares issued to settle production obligation	1,000	—
Addition of obligations under finance leases	1,331	1,498
Asset retirement obligations (fair value adjustment)	54	(143)

Investing:
Additions to mining interests
Equipment under finance lease	(1,331)	(1,498)
Equipment under sale-leaseback finance lease agreement	—	(11,239)
Fair value adjustment to asset retirement costs	(54)	143
Proceeds on disposal of mining interests (sale-leaseback agreement)	—	11,239

Discontinued Operations:
Change in cash attributable to discontinued operations	3,211	—

20.	SEGMENT INFORMATION

Following the sale of its discontinued gold operations on March 22, 2013 (see note 4), the Company has one reportable segment.

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